UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 11, 2021

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

11 November 2021

To:	Australian Securities Exchange	cc:	New York Stock Exchange
	London Stock Exchange		JSE Limited

BHP GROUP LIMITED ANNUAL GENERAL MEETING SPEECHES

Please find attached addresses to shareholders to be delivered by the Chair and the Chief Executive Officer at BHP Group Limited’s Annual General Meeting today.

In accordance with the Dual Listed Company structure of the Group, all of the items of business to be conducted at BHP Group Limited’s Annual General Meeting will be treated as joint electorate actions with BHP Group Plc. The poll results on these items will be released to the market shortly after conclusion of the BHP Group Limited Annual General Meeting.

The meeting can be accessed at: https://web.lumiagm.com/367084684

Further information on BHP can be found at bhp.com.

Authorised for lodgement by:

Stefanie Wilkinson

Group Company Secretary

BHP Group Limited ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Registered Office: Level 18, 171 Collins Street

Melbourne Victoria 3000 Australia

Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Group plc Registration number 3196209

LEI 549300C116EOWV835768

Registered in England and Wales

Registered Office: Nova South, 160 Victoria Street

London SW1E 5LB United Kingdom

Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Group which is headquartered in Australia

BHP Group Limited Annual General Meeting

Speeches by Ken MacKenzie, Chair

and

Mike Henry, Chief Executive Officer

11 November 2021

BHP Group Limited Annual General Meeting

11 November 2021

Ken MacKenzie, Chair

Global uncertainty and complexity

This year has been exceptionally challenging. The Covid-19 pandemic has continued to spread across the globe, and has tested all of us.

I have always felt honoured to serve as your Chair, however, never before have I been more proud of the performance of our Company and people than in the past year.

During this period of global disruption, we have continued to produce the commodities the world requires, kept our world-class assets running safely and efficiently, and played a substantial role in global economic development. Importantly, we have been able to continue to make a valuable contribution to the communities where we operate – partnering with local businesses and communities, supporting local jobs and continuing to pay taxes and royalties to governments – an economic contribution of approximately US$41 billion for the year.

Throughout this time, we have been grateful for the support of all our partners – our customers, our suppliers and our communities.

We are also grateful for the support from you – our shareholders. I have always enjoyed the opportunity presented by the AGM to thank you in person for your ongoing support and as Australia opens up, I look forward to the time when we can all meet again in person.

FY2021 Financial Highlights

BHP performed very strongly in FY2021.

•	Earnings were up 69% to US$37.4 billion

•	We generated record free cash flow of US$19.4 billion up 140%

•	Net debt finished down 66% for the year at US$4.1 billion

•	Return on capital employed strengthened to 32.5%.

On the back of these strong results, a record total dividend of US$3.01 was paid per share for FY2021, bringing BHP’s returns to shareholders to more than US$15 billion for the full year, and more than US$38 billion over the past three years.

Driven by our purpose

Priorities

Our performance is underpinned by our purpose – to bring people and resources together to build a better world.

Our five priorities – Safety, Portfolio, Capital Discipline, Capability and Culture, and Social Value – are the foundations that enable us to deliver now and into the future.

The safety and wellbeing of our people remains our top priority. It is pleasing that we have had over two and a half years without a fatality at our operated assets and key indicators continue to improve.

However, we know that our commitment to health and safety requires more work. Sexual harassment is a critical health and safety issue for BHP and for our industry – and we remain committed to ensuring that all our people can go to work feeling safe and respected.

Unlocking value and positioning for the future

Unification

Moving to another of our priorities – portfolio.

At BHP, we are always looking to the future. As our world continues to evolve, we must be ready to position the organisation to capture future opportunities, and unlock value for our shareholders.

Given the strength of our position we believe now is the right time to make a number of strategic, transformative changes.

The first of these is our intention to unify BHP’s corporate structure under BHP Group Limited.

The current Dual Listing structure was established to help facilitate the BHP and Billiton merger in 2001 and, although it has served us well, its suitability for our organisation has diminished over time.

Unification will offer a number of benefits due to the simplification of the company’s structure. These include moving from two parent companies to one parent company, with one share register and one share price globally.

If unification is implemented BHP Group Plc shareholders will have their shares exchanged for BHP Group Limited shares on a one-for-one basis. There will be no change for BHP Group Limited shareholders and BHP’s Board, management, strategy, and dividend policy will remain the same.

The unification proposal is subject to a number of approvals including shareholder meetings and votes in the first quarter of 2022. I look forward to discussing the proposal with you at that time.

Portfolio

In addition to unification, we have also announced a number of strategic steps towards transforming our portfolio for the future.

As the world moves towards decarbonisation, we will continue to assess our portfolio to help meet the global demands of the energy transition and determine the right mix of attractive commodities and assets to create shareholder value.

It is against these dimensions of value and decarbonisation that we have made two important announcements:

•	First, our investment in the Jansen Stage 1 potash project in Canada, which provides significant exposure to this future-facing commodity with strong demand and potential growth; and

•

Second, is the proposed merger of our petroleum business with Woodside, which we believe will unlock value for BHP shareholders as the combined business will be better positioned to navigate the energy transition.

We are confident these changes, alongside our commitments to climate leadership, and our financial and value-based decision-making, will ensure we are well positioned to be at the centre of global demand for key commodities into the future.

Climate Change

Now moving to climate change.

This year we have made strong progress towards meeting our commitments including initiatives focused on reducing our operational and value-chain emissions.

We have, at an estimated cost of US$2-4 billion, established a substantial pipeline of decarbonisation projects and plans at our operated assets aimed at achieving our emissions reduction target of at least 30 per cent by FY2030; and as part of our US$400 million Climate Investment Program we have also committed a further US$75 million to partnerships focused on steel decarbonisation with four of our major customers who represent more than 10 per cent of global steel production.

As you know, we have asked our shareholders to vote on our new Climate Transition Action Plan. BHP is the first company in the Australian market to provide this opportunity to shareholders. We believe it is important that all of our shareholders have an opportunity to engage with us on our climate strategy and actions, and this advisory vote has provided an important forum for discussion and feedback on the Plan.

We look forward to continuing to hear your views on this important topic.

Social Value

Today I have spoken about our climate change position, however it represents only one aspect of our social value agenda.

We are committed to making a positive contribution to society – to our people, partners, economy, environment and local communities.

Today, there is one other key area of social value I would particularly like to highlight – our continued work with Traditional Owners and other Indigenous representative organisations to further strengthen our cultural heritage management practices.

The long-term nature of our business gives BHP the opportunity to establish lasting relationships with Indigenous peoples.

We understand that Indigenous peoples have a deep connection to their natural environments and that these are tied to their physical, spiritual, cultural and economic wellbeing.

BHP recognises and respects the significant contribution that Indigenous peoples make to national and international economic prosperity.

As one of many examples across the world, the journey of iron ore from Banjima or Nyiyaparli Country in Western Australia is a story in which an essential element of global growth is enabled by two proud and culturally strong Traditional Owner communities.

We recognise our responsibility to respect and sustain the cultural landscapes in which we operate and work in partnership to ensure we respect the rights of Indigenous peoples who are its custodians.

This year in Australia we have worked closely with the First Nations Heritage Protection

Alliance to jointly develop a set of Principles to guide BHP’s approach to Indigenous cultural heritage in Australia. I sincerely wish to thank those who have given their support and guidance on this important work.

Board renewal

Before I hand across to Mike Henry, I would like to acknowledge our directors, Anita Frew and Susan Kilsby, who will retire at the conclusion of this meeting. I would like to sincerely thank Anita and Susan for their considerable contribution to the Board and to the shareholders of BHP.

During the year we continued our focus on board renewal and welcomed Xiaoqun Clever and Christine O’Reilly to the Board in October 2020.

I am also pleased that Michelle Hinchliffe will join us as a director in March. Michelle brings significant expertise in financial risk management and strong global experience, and we look forward to welcoming her early next year.

We will continue to focus on our board renewal process and will seek to appoint another female independent Non-executive Director in this financial year.

Conclusion

In conclusion, there is no doubt we continue to live in an uncertain and challenging world. Despite this complexity, the good news is BHP is in a strong and resilient position:

•	We have a clear strategy to deliver long-term value by repositioning our portfolio towards future-facing commodities;

•	We have strength in our balance sheet, our people and performance culture; and

•	We have announced an important step towards redefining our corporate structure for the opportunities that lie ahead.

In short, we believe the future is clear.

It has been a significant year for BHP – one that will transform the Company and unlock long-term value for our shareholders.

I wish to thank you for your ongoing support and it is now my pleasure to invite Mike Henry to speak with you.

Mike Henry, Chief Executive Officer

Welcoming remarks

Thanks Ken.

It is a pleasure to join you today.

In current times we’ve all needed to get used to connecting virtually, but I have to say that I am really looking forward to when we can return to getting together in person.

Main Introduction

Following on from Ken, I’d like to talk a bit more about the underlying business:

•	Our recent operational and financial performance;

•	How we are shaping the company to create value and returns through meeting the world’s resources needs;

•	And, our approach to our operations and engagement with those around us in a way that maximises long term shareholder value and generates value for others who depend on and support BHP.

Strong operational and financial results

Thanks to the resilience and commitment of BHP employees and contractors, and support from our partners and communities, we delivered a strong set of outcomes in the last financial year.

Most importantly, we improved overall underlying safety performance and it has now been more than two and a half years without a fatality in BHP operations. Safety remains priority number one.

As Ken noted, our strong operational performance, coupled with the tailwind of high commodity prices, saw us deliver record free cash flow, an even stronger balance sheet, and of course a record final dividend to shareholders.

In addition to seeking to maximise returns for every dollar invested through running the base business very well – with a strong focus on operational and cost discipline – we are also seeking to grow value through ensuring that we have the right portfolio and are able to capitalise on the opportunity to meet the world’s growing needs for certain resources.

Guided by our Capital Allocation Framework, last year we invested US$2.3 billion in maintenance, in line with our intent to ensure reliable operations.

We also invested more than US$5 billion in development, growth and exploration across our business.

Creating significant value

Our focus on operational excellence shone through in:

•	Production and throughput records at Western Australian Iron Ore and Escondida.

•	Our highest ever copper production at Olympic Dam since BHP acquired it 16 years ago.

•	And delivery of four major projects on budget, and on or ahead of time.

This focus is unlocking further significant value for shareholders and is supporting our ability to continue to grow value for those others who benefit from BHP’s presence.

In the year past we paid US$2.1 billion to local suppliers in the communities where we operate.

We announced significant funding towards global response and recovery efforts from the Covid-19 pandemic last year. More than US$50 million was invested in community programs in areas where we operate in Australia, North America, South America and Asia to support greater access to local health services and relief programs.

And the BHP Foundation is now working with 40 partner organisations across 49 countries to advance solutions to some of the world’s most pressing sustainable development challenges. This includes:

•	Working with Transparency International to identify corruption risks in mining licensing and permitting processes.

•	Partnering with the United Nations Office of Women to provide “second chance” education for marginalised women and girls to re-enter formal learning environments.

•	And supporting Indigenous Australians in landscape-scale conservation programs through the Ten Deserts project, covering a vast area of the Australian continent.

Advancing decarbonisation

Now, in addition to the economic and social benefit our presence brings to so many others, we are also very focused on ensuring that the assets we run and our supply chains are operating sustainably.

This includes a strong focus on showing leadership when it comes to reducing the greenhouse gas emissions that accompany the production and processing of our products.

We recently released our Climate Transition Action Plan, which reflects our resolve in this regard. Shareholders are being asked to vote on this today through the Say on Climate resolution.

Within this plan we outline our continuing commitment to net zero operational emissions by no later than 2050, and our mid-term target of at least 30 per cent emissions reduction by 2030 on 2020 levels. We’ve been taking action on this front for over two decades now and our signing of multiple renewable energy contracts recently will help accelerate this reduction in the near term.

Of course it is not just about operational emissions, or Scope 1 and 2 emissions. We also must focus on the emissions generated by others in the value chain through the transport and processing of our products, and the provision of goods and services to BHP. These are our Scope 3 emissions.

While we can’t determine the outcomes on that front alone, we are working with our customers and suppliers to stimulate and support their efforts to reduce emissions. This is in keeping with our long-term goal to pursue net zero Scope 3 greenhouse gas emissions by 2050 for our reshaped portfolio.

In the past year, we have entered into research and development partnerships with companies covering 12 per cent of the world’s steel production to assist steelmaking decarbonisation efforts.

We undertook the world’s first LNG-fuelled bulk carrier tender, which will lower emissions of shipping our iron ore, and have subsequently set a target of net zero emissions from the maritime transport of our products by 2050.

We are also targeting net zero for our direct suppliers’ emissions from the provision of goods and services to BHP, also by 2050.

We continue to deliver strong operational and financial performance, and ever more sustainable outcomes.

Reshaping our portfolio for a changing world

Our Company is in great shape and this is shining through in the numbers.

Building upon this solid base, as we look to the future, we will seek to grow value through positioning the BHP portfolio to benefit from the big trends unfolding in the world around us. These include population growth, rising living standards, electrification and decarbonisation. We want to grow in those commodities that stand to benefit greatest from these trends.

Against that backdrop:

•	we took the decision to proceed with the Jansen potash project in Canada, which will contribute to more sustainable farming;

•	we announced the intent to merge our petroleum business with Woodside, creating a large, more resilient company, better able to navigate the energy transition and grow value while doing so;

•

earlier this week we announced the sale of our interest in the BMC coal assets in Queensland as we re-shape our portfolio to focus on higher quality metallurgical coal to increase efficiency and lower emissions in steelmaking; and

•	we intend to continue to grow our already strong positions in nickel and copper.

In copper, we have some solid growth ahead over the next five years, thanks to the recently commissioned Spence Growth project, improving grades at Escondida and more reliable production out of Olympic Dam.

We have increased our exploration effort and have work underway in Ecuador, Peru, Chile, Mexico, the US and Australia.

And we are currently looking at targeted investment in early stage development options – as we did with SolGold in Ecuador and the Elliott copper project in Australia.

In nickel, we have established agreements with Midland Exploration in Canada and made an offer to acquire Noront Resources.

This combination of exploration, targeted early stage investments, and unlocking significant organic growth in our existing operated assets sets us up to deliver more of our products to meet the world’s needs.

Creating competitive advantage through our people and culture

Now, everything I’ve spoken about – safety, strong operational and financial performance, growth - only happens with great people and culture.

This is something that I am really passionate about.

We need to continue to build capability and have a number of efforts underway to do so.

We are strengthening our organisational capability as a competitive advantage.

We’re recruiting new talent as well as developing even greater technical and operational capability through our Centres of Excellence.

We are investing in building skills through the BHP FutureFit Academy, where we trained more than 500 apprentices and trainees in the past year, with a commitment to 2,500 over five years.

We are enabling our people and improving the way we work through the BHP Operating System, which makes continuous improvement part of what we do in our business every day.

Our plans to unify the BHP corporate structure and provide a single share register will make us simpler and more agile - which is in line with our broader drive for a high performance, inclusive workforce and culture.

We are not yet fully where we want to be, and perhaps there will always be more to do, but we are making some strong progress.

Female participation at BHP has increased by more than two thirds since we set our aspirational gender goal in 2016 and we are a better performing company for it. We remain wholeheartedly committed to the important effort underway towards gender balance.

Indigenous representation in our Australian workforce has risen to 7.2 per cent and 7.5 per cent in Chile. We remain focused on partnering with Indigenous and First Nations peoples in all the regions in which we work.

Our proximity to Indigenous communities makes them critical partners, whose rights, connection to land and cultural heritage we respect. Understanding these rights and working with Indigenous peoples is integral to our exploration and mine planning processes.

At our Jansen Stage 1 Project, our goal is for First Nations employees to make up 20 per cent of the workforce and we have Opportunity Agreements in place with six First Nations communities around the site. These are both firsts in the potash industry.

We remain frustrated that we continue to experience instances of sexual harassment and assault in our camps and operations. This conduct is completely unacceptable and we are absolutely committed to eliminating it from BHP.

This year, we introduced a policy to limit alcohol consumption at our Australian camps and launched a dedicated support service providing assistance to anyone in our workforce impacted by sexual assault or harassment. We’ve focused initiatives on education and on-site security, with a further A$300 million committed for security improvements in 2022. We also continue to take an approach to ensuring consequences for those that behave badly that is designed to send a clear message that there is simply no place for this conduct in our workplaces.

We are determined to create and maintain an environment at BHP where we attract and retain the best talent and empower our people to make the daily decisions that make us safer, more productive and more capable of meeting the needs of our customers, communities and nations.

Conclusion

The future for BHP is clear.

We are shaping our Company to meet the world’s needs, and we are shaping our teams to get the very best out of our assets.

We are doing so because it drives results and fosters high performance. It enables us to get the most out of ourselves, and out of the commodities we produce.

And importantly, we are doing it because it adds value: to the world, to the communities we work in, and of course to our shareholders.

The plans we have announced and the strategy underpinning them will allow us to continue to create even greater value now and into the future.

It is an exciting time for the Company.

I want to thank everyone – our stakeholders and especially our shareholders – for your ongoing support for our Company.

The Chair then conducted the formal items of business.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: November 11, 2021	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary